UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-35755

BIT BROTHER LIMITED

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

Tel: +86-0731-82290658

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Registered Direct Offering

On December 5, 2023, Bit Brother Limited (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 184,615,385 of its Class A ordinary shares (“Ordinary Shares”) Class D warrants (“Class D Warrants”) to purchase 184,615,385 Ordinary Shares and Class E warrants (“Class E Warrants”, together with the Class D Warrants, the “Warrants”) to purchase 184,615,385 Ordinary Shares in a registered direct offering (the “Offering”), for gross proceeds of approximately $12 million. The purchase price for each Ordinary Share and the corresponding Class D Warrant and Class E Warrant is $0.065.

The Class D Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $0.06, subject to certain reset thirty (30) trading days after the closing. The Class E Warrants will be exercisable immediately following the date of issuance for a period of two years at an initial exercise price of $0.13. In addition to the customary cashless exercise rights provided in both the Warrants, the Class E Warrants will also provide an alternate cashless exercise allowing the holder of the Class E Warrants the right to exercise at any time, on a cashless exercise basis for a larger number of Ordinary Shares under certain conditions. Each of the Warrants is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

The Company has agreed to effectuate a reverse split in the event the closing bid price of the Class A ordinary share trades below $0.01 (closing price) for five consecutive trading days. The holders of the Class E Warrants will not be able to exercise the Class E Warrants cashlessly at an exercise price below $1.50 during the first 20 trading days after effectuation of the reverse split.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares, or ordinary share equivalents for one hundred and twenty (120) calendar days following the closing of the Offering subject to certain exceptions.

The Company currently intends to use the net proceeds from the Offering for research and development & commercialization of blockchain software, building or acquiring crypto-currency mining rigs and for working capital and general corporate purposes. The Offering closed on December 6, 2023.

The Company entered into a placement agency agreement dated December 5, 2023 (the “Letter Agreement”), with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent up to $50,000 for the reasonable and accounted fees and expenses of legal counsel.

Copies of the form of the Purchase Agreement, form of Class D Warrant, form of Class E Warrant, and the Letter Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Warrants and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

On December 5, 2023, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s British Virgin Islands counsel Harney Westwood & Riegels LP is attached hereto as Exhibit 5.1 and a copy of the legal opinion issued by the Company’s U.S. counsel Hunter Taubman Fischer & Li LLC is attached hereto as Exhibit 5.2.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Harney Westwood & Riegels LP
5.2	Legal Opinion of Hunter Taubman Fischer & Li LLC
99.1	Form of the Purchase Agreement
99.2	Form of Class D Warrant
99.3	Form of Class E Warrant
99.4	Letter Agreement
99.5	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 11, 2023

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman

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